Exhibit 16.1

May 21, 2004


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for IGI, Inc. and, under the date of April 7, 2004, we reported on the consolidated financial statements of IGI, Inc. and subsidiaries as of and for the years ended December 31, 2003 and 2002. On May 18, 2004, we resigned. We have read IGI, Inc.'s statements included under Item 4 of its Form 8-K dated May 18, 2004, and we agree with such statements, except we are not in a position to agree or disagree with IGI, Inc.'s statements that it has not yet engaged a new principal independent accountant.

Very truly yours,



KPMG LLP